Registration No. 333- 126589

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Pre-Effective Amendment No. 1 to Form S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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1st FRANKLIN FINANCIAL CORPORATION

A Georgia Corporation	I.R.S. Employer No. 58-0521233

213 East Tugalo Street
Post Office Box 880
Toccoa, Georgia 30577
(706) 886-7571
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Agent for Service:	Copy To:
A. Roger Guimond 213 East Tugalo Street Post Office Box 880 Toccoa, Georgia 30577 (706) 886-7571	Mark L. Hanson Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309 (404) 521-3939

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Approximate date of proposed sale to public: From time to time commencing as soon as possible after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. (X)

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. (X)

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  (  )

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    (  )

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    (  )

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ( )

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee (1)
Variable Rate Subordinated Debentures	$30,000,000	(2)	$30,000,000	$3,531

(1)

Calculated in accordance with Rule 457(a) by multiplying the maximum aggregate offering price by .0001177.  The registration fee has been previously paid by the registrant.

(2)

The Variable Rate Subordinated Debentures will be issued in denominations selected by the purchasers thereof, subject to minimum denominations established by the Company.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12 , 2005

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1st FRANKLIN FINANCIAL CORPORATION

PROSPECTUS dated September __, 2005

$30,000,000 VARIABLE RATE SUBORDINATED DEBENTURES

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1st Franklin Financial Corporation is offering to sell the Variable Rate Subordinated Debentures, referred to as the Debentures, in varying minimum purchase amounts that we will establish each Thursday, on a weekly basis. On each Thursday, and for each separate minimum purchase amount, we will establish an interest rate and a time period after which the interest rate adjusts, referred to as an interest adjustment period , that may range from one month to four years.  The interest rate and the interest adjustment period of each Debenture are referred to as that Debenture's established features. Debentures having these established features will be offered and sold from each Thursday through the following Wednesday, and those established features will be applicable to all Debentures sold during that period.  At the end of each Debenture's interest adjustment period, the interest rate will automatically adjust to the then-current rate. All other provisions , including the interest adjustment period, will remain unchanged for the entire term of each Debenture.

We will publish the established features weekly in a local newspaper and on our web site at http://www.1ffc.com. You can also obtain a list of current established features by calling or visiting our executive offices in Toccoa, Georgia. A Rule 424(b)(2) prospectus supplement setting forth the then-current established features will be filed weekly with the Securities and Exchange Commission.

We may redeem any Debenture, upon at least 30 days' written notice, at any time before its stated maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to  the date of redemption. Holders of Debentures may request redemption of their Debentures at the end of any interest adjustment period for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.  In addition, at the request of a holder of Debentures, we may, at our option, redeem that holder's Debentures during any interest adjustment period for a redemption price equal to the principal amount plus any accrued and unpaid interest at one-half the stated interest rate on that holder's Debentures up to the date of redemption.

Each Debenture initially matures four years from its date of issue, subject to an automatic extension for one additional four year period, but a holder may redeem his Debentures without penalty at the end of any interest adjustment period or at maturity.

There is not, nor is there likely to be, a market for the Debentures.

Investing in our Debentures involves risks. See "Risk Factors" beginning on page 4 for a description of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Debentures, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK AND THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

	Price to Public	Underwriting Discounts and Commissions (a)	Proceeds to Company (b)
Per Debenture	100%	None	100%
Total	$30,000,000	None	$30,000,000

(a)

The Debentures are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale.  The Debentures will be sold at face value by our executive officers.

(b)	Before deduction of the Company's expenses, estimated at $46,231 .

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The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 12 , 2005

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You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities registered hereby.

TABLE OF CONTENTS

Prospectus Summary	3
Risk Factors	4
Ratios of Earnings to Fixed Charges	8
Use of Proceeds	9
Plan of Distribution	9
Forward-Looking Information	9
Description of the Debentures	9
Legal Matters	13
Experts	13
Where You Can Find More Information	13
Incorporation of Certain Information by Reference	14
Reports to Security Holders	14
Appendix I	15

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PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and may not contain all of the information that may be important to you.  Before deciding whether to invest in the Debentures, you should read the entire prospectus, and the information that is incorporated by reference into the prospectus, carefully.

1st FRANKLIN FINANCIAL CORPORATION

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending activities include the purchase of sales finance contracts from dealers and the making of first and second mortgage loans on real estate to homeowners.  Our business is operated through 105 branch offices in Georgia, 33 in Alabama, 33 in South Carolina, 28 in Mississippi and 16 in Louisiana.   We fund our loans through a combination of the issuance of short and longer-term debt securities, including our Senior Demand Notes and the Debentures, as well as with borrowings from time to time under our credit facility.  Our credit facility provides for unsecured borrowings of up to $30.0 million or 70% of our net finance receivables (as defined in our credit agreement), whichever is less.  As of June 30, 2005, we had $30.0 million in unused borrowings under our credit agreement.

We also offer optional credit insurance coverage to our customers when making a loan.  This coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request credit accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose credit property coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK AND THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

Our principal executive office is located at 213 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709.

SUMMARY DESCRIPTION OF THE DEBENTURES
Denominations	Minimum denominations are established weekly by us.
Indenture Trustee	The Debentures will be issued under an indenture between the Company and Synovus Trust Company, a successor in interest to Columbus Bank and Trust Company, as trustee.
Interest Rate	The interest rate is established at the time of purchase of a Debenture and compounded daily for each established amount.
Interest Adjustment	The interest rate adjusts at the end of the interest adjustment period applicable to the specific Debenture to the then-current interest rate.
Interest Adjustment Period	The period of time, set when the Debenture is purchased, after which the interest rate on a specific Debenture is adjusted.
Payment of Interest	Interest is earned daily and is payable at any time at the holder’s request.
Maturity

Each Debenture has an initial maturity date four years from its date of issue, with an automatic extension for one additional four-year term.  A Debenture may be redeemed at the end of any interest adjustment period , or at its maturity without penalty.

Redemption by Holder

Each Debenture may be redeemed at the end of the interest adjustment period applicable to the specific Debenture or at maturity without penalty; redemption at any other time is at our discretion and is subject to an interest penalty.  We will notify a holder in advance of an upcoming termination of an interest adjustment period.

Redemption by 1st Franklin

1st Franklin may redeem a Debenture prior to its maturity upon 30 days' written notice to the holder for a price equal to the principal amount of the Debenture plus accrued and unpaid interest up to the date of redemption.

Extension of Maturity

The maturity of each Debenture is automatically extended on its original terms for one additional four-year term, unless 1st Franklin or the holder acts to redeem the Debenture in accordance with the redemption previsions.  We will notify holders 30 days in advance of a Debenture's maturity date.

Compound Interest	Debentures are offered at interest rates, set weekly, with interest compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Effective Annual Rates
	3.00%	3.05%
	3.50	3.56
	4.00	4.08
	4.50	4.60
	5.00	5.13
	5.50	5.65
	6.00	6.18

RISK FACTORS

The risks described below set forth known material risks of purchasing the Debentures and investing in 1st Franklin.  You should carefully consider the risks described below, as well as the other information in the prospectus or incorporated by reference in the prospectus, before deciding whether to invest in the Debentures.  If any of the situations described in the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.  In any of these events, you may lose part or all of your investment.

RISK FACTORS RELATING TO THE DEBENTURES

The Debentures may not be a suitable investment for you.

The Debentures may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to deciding whether to invest in Debentures.  The characteristics of the Debentures, including the maturity and interest rate, may not satisfy your investment objectives. The Debentures may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Before deciding whether to purchase Debentures, you should consider your investment allocation with respect to the amount of your contemplated investment in the Debentures in relation to your other investment holdings and the diversity of those holdings.

Because the Debentures are general, unsecured obligations and are subordinate to substantially all of our debt, the holders of our other debt have priority over the Debenture holders to recover invested amounts in the event we are unable to meet all of our obligations.

The Debentures are general, unsecured obligations of 1st Franklin and are subordinated in right of payment to substantially all of our other existing and future debt, except for our other Variable Rate Subordinated Debentures, which rank pari passu.  As of June 30, 2005, we had $164.5 million in senior debt outstanding, and we expect to issue more senior debt in the future.

Because the Debentures are subordinated obligations, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding, then the holders of senior debt and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures are entitled to receive any payments.  We may not have sufficient assets after all such senior payments have been made to make any payments to you under the Debentures, including payments of interest when due or principal upon maturity.

Because the Debentures will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Debentures if we do not have enough cash to pay the Debentures.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Debentures.  The Debentures are not secured by any of our assets.  We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Debentures.  The Debentures are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency.  Therefore, if you invest in the Debentures, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the Debentures, then you may lose all or part of your investment.

Because we have substantial indebtedness that is senior to the Debentures, our ability to repay the Debentures may be impaired.

We have now, and expect that we will continue to have, a substantial amount of indebtedness, much of it which is senior in right of repayment to the Debentures. As of June 30, 2005, we had $164.5 million in senior debt outstanding.

If we incur substantially more indebtedness that is senior to the Debentures, our ability to repay the Debentures may be impaired.

Subject to any limitations contained in any of our credit agreements, we may incur substantial additional indebtedness in the future. Any of these borrowings may be senior in payment preference to the Debentures. If we borrow more money, the risks to holders of Debentures described in this prospectus could increase.

Our management has broad discretion over the use of proceeds from this offering.

We expect to use the proceeds from the offering for general corporate purposes, including the repayment of senior and other debt as it becomes due.  Because no specific allocation of the proceeds is required in the Indenture, our management will have broad discretion in determining how the proceeds of the offering will be used.

Because there are only limited restrictions on our activities under the Indenture, you will have only limited protections under the Indenture.

In comparison to the restrictive covenants that are imposed on us by our existing credit agreement, the Indenture that governs the Debentures contains relatively minimal restrictions on our activities. In addition, the Indenture contains only limited events of default other than our failure to timely pay principal and interest on the Debentures. Because there are only very limited restrictions and limited events of default under the Indenture, we will not be restricted from issuing additional debt that is senior to the Debentures. Further, if we default in any payment on the Debentures or otherwise under the indenture, you will likely have to rely on the Trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly.

Because we may redeem the Debentures at any time, you may be subject to reinvestment risk.

We have the right to redeem any Debenture at any time prior to its stated maturity upon 30 days' written notice to you.  The Debentures would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date.  Any such redemption may have the effect of reducing the income or return on investment that you would otherwise receive on an investment in the Debentures by reducing the term of the investment.  If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Debentures.

RISK FACTORS RELATING TO 1st FRANKLIN

Because we require a substantial amount of cash to service our debt, we may not be able to pay our obligations under the Debentures.

To service our indebtedness, we require a significant amount of cash.  Our ability to generate cash depends on many factors, including our successful financial and operating performance.  We cannot assure you that our business strategy will continue to succeed or that we will achieve our anticipated financial results.

If we do not achieve our anticipated results, we may not be able to generate sufficient cash flow from operations or to obtain sufficient funding to satisfy all of our obligations, including our obligations under the Debentures.

Because we depend on liquidity to operate our business, a decrease in the sale of our debt securities or an increase in requests for their redemption may make it more difficult for us to pay our obligations under the Debentures.

Our liquidity depends on, and we fund our operations through, the sale of our debt securities, the continued availability of unused borrowings under our credit agreement and the collection of our receivables.  Numerous existing investment alternatives have resulted in investors evaluating more critically their investment opportunities.  We cannot assure you that the Debentures will have interest rates and redemption terms which will generate sufficient sales to meet our liquidity requirements.

The Debentures are subject to redemption at the end of any interest adjustment period prior to maturity at the option of the Debenture holder and may be requested to be redeemed during an interest adjustment period, although we are not obligated to accept requests for redemption of Debentures during any interest adjustment period, and any of those requests are subject to one-half the interest earned since the most recent interest adjustment date, if applicable, or the purchase date.  It is possible that a significant number of redemption requests could adversely affect our liquidity.

In either event, our reduced liquidity could negatively impact our ability to pay the principal and interest on the Debentures when due.

We depend on funds from our credit facility to meet our obligations and fund a portion of our general operations.  If we are unable to continue to borrow under this credit facility , we may not be able to pay our obligations under the Debentures.

We rely on borrowings under our credit facility to meet the redemption requests of our security holders and our other liquidity and operating requirements.  Our credit facility provides for maximum borrowings of $30.0 million or 70% of our net finance receivables, whichever is less.  The credit facility has a commitment termination date of September 25 in any year in which written notice of termination is given by the bank. If written notice of termination is given under the credit facility, the outstanding balance of the loans must be paid in full three years after the commitment termination date. The bank also may terminate the credit facility if we violate any of the financial ratio requirements or covenants contained in the credit agreement, or in September of any calendar year if our financial condition becomes unsatisfactory to the bank, according to standards contained in the credit agreement. If we lose our ability to borrow money under the credit facility or if the credit facility is terminated, we may not be able to make payments on the Debentures.

Because our liquidity also depends on receivables collections, if our collections are reduced, it may make it more difficult for us to pay our obligations under the Debentures.

Our liquidity is also dependent on, among other things, the collection of our receivables.  Delinquencies in our consumer finance receivables are likely to be affected by worsening general economic conditions and, because we mainly make loans to individuals who depend on their earnings to make repayments, are often dependent upon the continued employment of those people.  If general economic conditions worsen, or we are otherwise unable to collect on our receivables, we may not be able to make payments on the Debentures.

An increase in the interest we pay on our debt and borrowings can materially and adversely affect our net interest margin.

Net interest margin represents the difference between the amount that we earn on loans and investments and the amount that we pay on debt securities and other borrowings.  The loans we make in the ordinary course of our business are subject to the interest rate and regulatory provisions of each applicable state's lending laws and are sometimes made at fixed rates which are not adjustable during the term of the loan. Since some loans are made at fixed interest rates and are made using the proceeds from the sale of our fixed and variable rate securities (including the Debentures), we may experience a decrease in our net interest margin because increased interest costs cannot be passed on to all of our loan customers.  A reduction in our net interest margin could adversely affect our ability to make payments on the Debentures.

We are subject to many laws and government regulations, and if we fail to comply with these laws or regulations, our ability to pay our obligations under the Debentures may be impaired.

Our operations are subject to regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions which, among other things:

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require that we obtain and maintain certain licenses and qualifications;

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limit the interest rates, fees and other charges we are allowed to charge;

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require specified disclosures to borrowers;

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limit or prescribe other terms of our loans;

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govern the sale and terms of insurance products that we offer and the insurers for which we act as agent; and

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define our rights to repossess and sell collateral.

Although we believe that we are in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance that a change in any of those laws, or in their interpretation, will not make our compliance therewith more difficult or expensive, restrict our ability to originate loans, further limit or restrict the amount of interest and other charges we earn under such loans, or otherwise adversely affect our financial condition or business operations.

If we experience unfavorable litigation results, our ability to pay our obligations under the Debentures may be impaired.

As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties.  The damages and penalties claimed by consumers and others can be substantial.  The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.  Unfavorable outcomes in any of our current or future litigation proceedings could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the Debentures.

While we intend to vigorously defend ourselves against any of these proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes which, in turn, could affect our ability to make interest payments on, or repay, the Debentures.

We are spending significant time and expense in order to comply with various provisions of the Sarbanes-Oxley Act, and this may reduce the resources we have available to focus on our core business.

In order to ensure compliance with the various provisions of the Sarbanes-Oxley Act, we are in the process of, among other things, evaluating our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls systems.  We are performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404.  The processes involved in testing and maintaining internal controls also involves significant costs and can divert our management's attention from other matters that are important to our business.  Among other things, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404, and our independent auditors may not be able or willing to issue a favorable assessment of our conclusions.  Either of these, or any other failures to comply with the various requirements of the Sarbanes-Oxley Act, may require significant management time and expenses, and divert attention or resources away from our core business.

If we experience problems with our computer systems, our ability to make payments on the Debentures may be impaired.

We recently completed an upgrade of our computer systems and the training of our employees on the new system.  If we incur new problems or any significant failures or defects with our new computer system, it could adversely affect our results of operations, financial condition and cash flows and our ability to perform our obligations under the Debentures.

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratios of earnings to fixed charges below, we calculated earnings by adding fixed charges to income before income taxes.  Fixed charges consist of the interest on our indebtedness and the amount which we believe is representative of the interest factor component of our rent expense.

June 30,	December 31
2005	2004	2003	2002	2001	2000
2. 16	1.91	2.42	2.01	1.28	1.74

USE OF PROCEEDS

Net proceeds from sales of the Debentures, after payment of applicable expenses, will be placed in our general treasury.  No segregation of proceeds will be made, but we expect to use the net proceeds for the redemption of our outstanding senior and subordinated securities as those securities mature and as such debtholders request redemption over the next two years.  Our subordinated securities include Debentures of the same series as the Debentures offered by this prospectus; the senior securities include our Senior Demand Notes, which are sold from time to time in varying principal amounts and at various interest rates.  We cannot presently estimate the amount of proceeds which will be required to make mandatory redemption payments.  Any proceeds not used for redemptions will be used to repay bank borrowings and repay amounts outstanding under our commercial paper program as those amounts come due, make additional consumer finance loans and for general operating purposes.

PLAN OF DISTRIBUTION

The Debentures will be offered by us through our executive officers.  No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Debentures.  All proceeds from sales of the Debentures will be placed in the general treasury of the Company as sales are made, as described in the "Use of Proceeds" section of this prospectus.  All offering expenses, including registration fees, printing, advertising,  postage and professional fees, will be paid by us.

There is no assurance that any or all of the Debentures offered by this prospectus will be sold. This offering, however, is not made contingent upon any minimum amount of Debentures being sold.

The Debentures will be sold and redeemed at our executive office located at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577.  The telephone number is (706) 886-7571 or (800) 282-0709.

FORWARD-LOOKING INFORMATION

This prospectus contains, and the information incorporated by reference in it may contain, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such factors include the known risks we face that are described in the Risk Factors section of this prospectus and as otherwise may be described in our periodic reports that we file with the SEC from time to time.  If any of the events described in the Risk Factors section or elsewhere in this prospectus occur, they could impact our ability to pay the interest and principal on the Debentures, as well as have an adverse effect on our business, financial condition and results of operation.  We undertake no obligation to update any forward-looking statements.

DESCRIPTION OF THE DEBENTURES

General

The Variable Rate Subordinated Debentures we are offering will represent subordinated, unsecured debt obligations of 1st Franklin.  The Debentures will be issued under an Indenture dated October 31, 1984 between us and The First National Bank of Gainesville, Trustee, as amended.  In January 1995, Columbus Bank and Trust Company (as successor to the original trustee) transferred its trust operations to a separate affiliated trust company, Synovus Trust Company.  As a result of this transfer, Synovus Trust Company became the successor in interest, Trustee under the Indenture.  We have been informed that the counsel to Columbus Bank and Trust Company believes that, under applicable banking regulations and as a result of an agreement with us, Columbus Bank and Trust Company remains responsible to holders of Debentures for all actions of Synovus Trust Company as if the actions were taken by Columbus Bank and Trust Company.  The terms and conditions of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.  The following is a summary of the material provisions of the Indenture.  For a complete understanding of the Debentures, you should review the definitive terms and conditions contained in the Indenture, which include definitions of certain terms used below.  A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The Debentures are registered and issued without coupons in series form.  Any amount of any series may be issued.  There is no limit on the principal amount of Debentures of any series, or of all series issuable under the Indenture.  The dollar amount of Debentures outstanding under the Indenture as of June 30 , 2005 was $ 38.7 million.  1st Franklin and the Trustee may amend the Indenture to limit the principal amount of a particular series or to allow additional series with no limitations as to the maximum amount of any increase or to the number of increases which may be made.  We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered, provided that no such change will affect any Debenture of any series issued prior to the date of that change.

The Debentures are direct obligations of 1st Franklin, but are not secured by any collateral or lien.  In addition, the Debentures are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company. Principal and interest are payable at our executive office in Toccoa, Georgia, which is sometimes referred to as the Investment Center.  The Debentures are executed by 1st Franklin and authenticated and delivered to the purchaser by the Trustee upon the written order of 1st Franklin.

Established Features of the Debentures

The Debentures offered by this prospectus are issued and dated as of the date when purchased.  The interest rate for a Debenture is compounded daily and is payable at any time at the holder's request.  This request may be made to 1st Franklin by phone, mail or in person at the Investment Center.  Each Debenture matures four years from the date of its issue, and may be extended for one additional four-year term as described under "Extension After Maturity."

Each Thursday, on a weekly basis, 1st Franklin establishes various minimum purchase amounts with corresponding interest rates and interest adjustment periods for each minimum purchase amount , all based upon Management’s determination of general market conditions.  The interest rate offered on the Debentures depends on the interest adjustment period selected by the holder from those offered by 1st Franklin.  At the time of an initial investment, a holder will select an interest adjustment period from those then being offered by 1st Franklin.  The selected interest adjustment period will remain unchanged for the term of the Debenture, including an extension of the original maturity date.  During this period, the interest rate on a Debenture will not change.  At the end of each interest adjustment period, the interest rate will automatically adjust to the then-current rate offered for that initial interest adjustment period. 1st Franklin anticipates that it will offer the Debentures with interest rate adjustment periods ranging from one month to four years.

Seven days prior to the end of each interest adjustment period, we notify the holder by mail or e-mail of the new interest rate, which will be the same interest rate that is applicable to all new Debentures being offered during that week and on the same terms.  The new interest rate will be determined by us, in our sole discretion, based on general market rates of interest.  If the holder elects to retain the Debenture at the new rate, no action is required of the holder as the new rate will become effective as of the first day of the interest adjustment period.  If the holder elects not to accept the new rate, the holder can redeem the Debenture without penalty on the interest adjustment date , either in person or by mail.  See "Redemption at Request of Holder Prior to Maturity."

Debentures with the then-current established features are available from each Thursday through the following Wednesday.  The then-current established features are applicable to all Debentures sold by us during that period.  We publish this information weekly in a newspaper of general circulation and on our web site maintained at http://www.1ffc.com or it can be obtained directly from us by calling or visiting our executive offices in Toccoa, Georgia.  Established features are also set forth in Rule 424(b)(2) prospectus supplements that are filed weekly with the SEC.

Subordination

The payment of the principal and interest on the Debentures is subordinate in right of payment to all of our senior debt.  The term "senior debt" means all of our indebtedness outstanding at any time except debt that by its terms is not senior in right of payment to the Debentures and indebtedness represented by our outstanding Debentures, each of which are pari passu.  No sinking fund is required to be established to provide for payments on the Debentures.

In case the Debentures are declared due and payable before their expressed maturity because of a default under the Indenture, a holder of a Debenture will be entitled to payment only after all principal and interest on all senior debt has been paid in full.  Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any senior debt and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures are entitled to receive any payments.

The amount of our senior debt outstanding as of June 30 , 2005 was $164. 5 million.

Redemption by 1st Franklin Prior to Maturity

We may redeem any Debenture at any time prior to maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.  We will notify the holder of a Debenture whose Debentures are to be redeemed not less than 30 nor more than 60 days prior to the date fixed for redemption.  In the event the entire series of Debentures is not called for redemption, the redemption call will be made by the Trustee pro rata or by lot.

Redemption at Request of Holder Prior to Maturity

At the request of the holder, we will redeem any Debenture at the end of that Debenture's interest adjustment period for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.

At the request of the holder, we may, at our option, redeem any Debenture during any interest adjustment period for a price equal to the principal amount plus one-half of any accrued and unpaid interest since the most recent interest adjustment date, if applicable, or the purchase date on that Debenture up to the date of redemption.

If the holder of a Debenture dies before its maturity, we may, at our option, redeem any Debenture held by that holder for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.

All redemptions will be made at our executive offices in Toccoa, Georgia, either in person or by mail.

Extension After Maturity

The maturity of a Debenture is automatically extended beyond the initial four-year maturity date on its original terms for one additional period equal to the original term of that Debenture unless the holder submits the Debenture for redemption on its maturity date.   We provide each holder of a Debenture with written notice of the upcoming maturity date of the Debenture at least 30 days prior to that maturity date and inform the holder that the Debenture will be automatically extended unless the holder notifies us that the holder elects to redeem the Debenture at maturity.  Upon the automatic extension, all provisions of the Debenture remain unchanged with the exception of the interest rate, which will be changed in accordance with the interest adjustment provisions of that particular Debenture.

In no event may the maturity of a Debenture be extended beyond the one additional term.

Restrictions on Additional Debt

There are no restrictions in the Indenture against the issuance of additional securities or the incurring of additional debt, including senior debt and secured obligations.

Successors

The Indenture generally permits a consolidation or merger between us and another entity.  It also permits the transfer or lease by us of all or substantially all of our assets.  These transactions are permitted if:

•

the resulting or acquiring entity, if other than us, is a corporation and assumes all of our responsibilities and liabilities under the Debentures and the Indenture; and

•

immediately after the transaction, and giving effect to the transaction, no event of default under the Indenture exists.

Modification of the Indenture

The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of the Debentures, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holders of such Debentures; provided, however, that no such supplemental Indenture can do any of the following:

•

change the fixed maturity of any Debenture;

•

reduce the principal amount of any Debenture;

•

reduce the rate, or change the time of payment of interest on any Debenture;

•

reduce the amount of Debentures whose holders must consent to an amendment; or

•

make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Debentures, in each case without the consent of the holder of each Debenture so affected.

We, along with the Trustee, may amend the Indenture to allow for the issuance of additional amounts of a particular series or additional series of Debentures without the consent of the holders of Debentures.  There are no limitations as to the maximum amount of any increase or to the number of increases which may be made.  We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered without entering into a supplemental indenture, provided that no such change will affect any Debenture of any series issued prior to the date of that change.

Events of Default and Notice Thereof

An event of default is generally defined by the Indenture to mean any of the following:

•

failure to pay principal on any Debenture when it becomes due;

•

failure to pay interest on any Debenture when it becomes due and the failure continues for 30 days;

•

failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Debentures of the affected series, to observe or perform within 30 days any of the covenants contained in the Indenture or Debentures; or

•

the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Indenture provides that the Trustee will, within 90 days after its occurrence, give the registered holders of Debentures notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of those holders.

Rights on Default

The Trustee by notice to 1st Franklin, or the holders of at least 25% in principal amount of Debentures of the affected series, may declare the principal of and accrued but unpaid interest on all Debentures due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of those Debentures may waive any default and rescind such declaration if the default is cured within the 30 day period, except a default in the payment of the principal of or interest on any Debenture or a default on any senior debt.  The holders of a majority of the outstanding principal amount of the Debentures of any affected series may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Debentures or would involve the Trustee in personal liability.  Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Debentures of the affected series and during that 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee of satisfactory indemnity.  Nevertheless, any holder may enforce the payment of the principal of and interest on the holder's Debenture when due.

Concerning the Trustee

The Trustee does not have any other business relationship with 1st Franklin. The Trustee maintains its principal corporate trust office in Columbus, Georgia.

Evidence to be Furnished to the Trustee

The Indenture provides that, upon any application or request by us to the Trustee to act, we will provide the Trustee an officer's certificate and an opinion of counsel stating that any necessary conditions precedent have been met.  Within 120 days after the end of each fiscal year, 1st Franklin is required to file with the Trustee an officer's certificate stating whether or not, to the best knowledge of the signers, 1st Franklin is in default in the performance of any covenant, agreement or condition in the indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by 1st Franklin to remedy such default.

LEGAL MATTERS

The validity of the issuance of the Debentures being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of 1st Franklin Financial Corporation and Subsidiaries incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report which is incorporated by reference in this prospectus, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information, with the SEC.  You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference into this prospectus is an important part of this prospectus.  Specifically, we are incorporating by reference the following documents:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A;
(b)	From our annual report to security holders for the year ended December 31, 2004, which is delivered with this prospectus, the following:
	(i)	Description of business furnished in accordance with the provisions of Rule 14a-3(b)(6) under the Exchange Act;
	(ii)	Financial statements and information furnished in accordance with the provisions of Rule 14a-3(b)(1);
	(iii)	Selected financial data furnished as required by Item 301 of Regulation S-K;
	(iv)	Supplementary financial data furnished as required by Item 302 of Regulation S-K;
	(v)	Management's Discussion and Analysis of Financial Condition and Results of Operations furnished as required by Item 303 of Regulation S-K; and
	(vi)	Quantitative and qualitative disclosures about market risk as required by Item 305 of Regulation S-K; and
(c)	Our Quarterly Report on Form 10-Q for the quarter ended June 30 , 2005 and the quarterly report to investors , included therein, which is delivered with this prospectus.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:

•

in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or

•

a statement contained in any accompanying prospectus supplement relating to a specific offering of Debentures.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any accompanying prospectus supplement, except as modified or superseded.  Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

Copies of documents incorporated by reference (other than exhibits) will be provided without charge upon request to our Corporate Secretary at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800)-282-0709.

REPORTS TO SECURITY HOLDERS

A copy of the above-mentioned annual report and quarterly report are being delivered with this prospectus.  Additionally, we provide each security holder with our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm.  We also provide each security holder with our most recent quarterly report containing unaudited financial information.  Each of these reports for the current year are also available on our web site at http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to purchase the Debentures.

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APPENDIX I TO PROSPECTUS INFORMATION AS OF JUNE 30 , 2005
1.	Unused borrowings under our $30,000,000 Credit Agreement	$30,000,000

2.	Debentures outstanding under Indenture	$38,718,814

3.	Senior debt outstanding	$164, 524,249

From time to time, we will file a more current Appendix I, as part of a prospectus supplement to this prospectus.

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PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The expenses to be incurred in the issuance and distribution of the securities being registered are estimated as follows:
	Filing Fee - Securities and Exchange Commission State Registration Fees Legal Fees and Expenses Accounting Fees Printing Costs Advertising Trustee's Fees Postage and Miscellaneous Total	$ 3,531 1,200 10,000 6,000 500 4,000 12,000 9,000 $ 46,231

Item 15. Indemnification of Directors and Officers

The bylaws of the registrant (the "Bylaws") provide that the registrant will indemnify any officer, director, employee or agent of the registrant who was or is a party or is threatened to be made a party to any threatened, pending or completed action (other than an action by or in the right of the registrant) by reason of the fact that such person is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with such action if such person acted in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, and had no reasonable cause to believe his conduct was unlawful.  The termination of any action by judgment, order, settlement or conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that a person did not act in a manner which he reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Bylaws further provide that the registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the registrant to procure a judgment in its favor by reason of the fact such person was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant.  However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the registrant unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Any of the foregoing indemnification shall be made by the registrant only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the Bylaws, unless otherwise ordered by a court.  Such determination will be made (i) by the board of directors of the registrant by a majority vote of a quorum consisting of directors who were not parties to such action, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of a majority of the shares of stock of the registrant entitled to vote thereon.

To the extent that any of the foregoing persons is successful on the merits or otherwise in the defense of an action, such person will be indemnified against expenses incurred by such person in connection therewith.

The registrant reserves the right to advance sums for the defense of any action in advance of the final disposition of such action provided that the registrant receives from the person requesting the advance an undertaking to repay any sums unless it is determined that such person is entitled to be indemnified as provided in the Bylaws.

The indemnification provided by the Bylaws is not exclusive of any other rights, in respect of indemnification or otherwise, to which those seeking indemnification may be entitled under any Bylaw or resolution approved by the affirmative vote of the holders of a majority of the shares of the registrant entitled to vote thereon taken at a meeting the notice of which specified that such Bylaw or resolution would be placed before the shareholders of the registrant.

The registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability under the provisions of the Bylaws.

If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders of the registrant or by an insurance carrier pursuant to insurance maintained by the registrant, the registrant will, not later than the next annual meeting of shareholders (unless such meeting is held within three months from the date of such payment) and, in any event, within 15 months from the date of such payment, send by first class mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Item 16. Exhibits

4.	(a)

Indenture dated October 31, 1984 between the registrant and The First National Bank of Gainesville, Trustee (incorporated by reference to Exhibit 4(a) to the registrant’s Amendment No. 1 dated April 24, 1998 to the Registration Statement on Form S-2, File No. 333-47515).

	(b) **	Form of Variable Rate Subordinated Debenture.

(c)

Agreement of Resignation, Appointment and Acceptance dated as of May 28, 1993 between the registrant, The First National Bank of Gainesville, and Columbus Bank and Trust Company (incorporated by reference to Exhibit 4(c) to the registrant's Post-Effective Amendment No. 1 dated June 8, 1993 to the Registration Statement on Form S-2, File No. 33-49151).

(d)

Modification of Indenture, dated March 30, 1995, by and among Columbus Bank and Trust Company, Synovus Trust Company and the registrant (incorporated by reference to Exhibit 4(b) to the registrant’s Form 10-K for the year ended December 31, 1994).

	(e)	Second Modification of Indenture dated December 2, 2004 by and among Synovus Trust Company and the registrant.

5. *	Opinion of Counsel.

10.	(a)

Credit Agreement dated September 25, 2001 between the registrant and SouthTrust Bank of Georgia, N.A. (incorporated by reference to Exhibit 10 to the registrant's Form 10-Q for the quarter ended September 30, 2001).

(b)

First Amendment to Loan Agreement and Line of Credit Promissory Note dated September 25, 2002, between the registrant and SouthTrust Bank of Georgia, N.A. (incorporated by reference to Exhibit 10.1 to the registrant's Form 10-Q for the quarter ended September 30, 2002).

(c)

Loan Documents Modification Agreement dated September 25, 2003, between the registrant and SouthTrust Bank of Georgia, N.A. (incorporated by reference to Exhibit 10.1 to the registrant's Form 10-Q for the quarter ended September 30, 2003).

(d)

Loan Documents Modification Agreement dated September 24, 2004, by and among the registrant, SouthTrust Bank and Franklin Securities, Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Form 10-Q for the quarter ended September 30, 2004).

(e)

Amended and Restated Line of Credit Promissory Note dated September 24, 2004, between the registrant and SouthTrust Bank of Georgia, N.A. (incorporated by reference to Exhibit 10.2 to the registrant's Form 10-Q for the quarter ended September 30, 2004).

11.

Computation of Per Share Earnings (can be determined from the consolidated statements of income contained in the registrant's annual report to security holders for the fiscal year ended December 31, 2004, incorporated herein by reference).

12. *	Calculation of Ratio of Earnings to Fixed Charges.

13.	(a)	Annual report to security holders for the year ended December 31, 2004 (incorporated by reference to Exhibit 13 to the registrant's Form 10-K for the year ended December 31, 2004).
	(b)	Quarterly Report to Investors for the Three Months Ended March 31, 2005 (incorporated by reference to Exhibit 19 to the registrant's Form 10-Q for the quarter ended March 31, 2005).

23. *	(a)	Consent of Independent Registered Public Accounting Firm.
	(b)	Consent of Counsel (included in Exhibit 5).

24. **	Power of Attorney.

25. **

Form T-1 as to the eligibility and qualification of Synovus Trust Company, Trustee, under the Indenture dated as of October 31, 1984 (modified March 29, 1995 and December 2, 2004) between the registrant and Synovus Trust Company, an affiliate of Columbus Bank and Trust Company.

25.1-P

Charter and/or Articles of Incorporation of Columbus Bank and Trust Company (incorporated by reference to Exhibit 25.1 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption).

25.1-1	Articles of Incorporation of Synovus Trust Company (incorporated by reference to Exhibit 25.1-1 of the registrant's Registration Statement on Form S-2, dated February 16, 1996, File No. 333-1007).

25.4-P	Bylaws of Columbus Bank and Trust Company (incorporated by reference to Exhibit 25.4 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption).

25.4-1	Bylaws of Synovus Trust Company (incorporated by reference to Exhibit 25.4-1 of the registrant's Registration Statement on Form S-2, dated February 16, 1996, File No. 333-1007).

25.6 **	Consent of Trustee.

25.7 **	Call Report of Trustee’s affiliate.

* Filed herewith.
** Previously filed.

Item 17. Undertakings

The undersigned registrant hereby undertakes:
(1)

to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:  (i)  to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;  (iv) to file weekly with the Securities and Exchange Commission a Rule 424(b)(2) prospectus supplement setting forth the established features (as defined in the prospectus).

(2)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toccoa, State of Georgia, on the      day of September , 2005.

1st FRANKLIN FINANCIAL CORPORATION

/s/ Ben F. Cheek, III

Ben F. Cheek, III
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ben. F. Cheek, III Ben F. Cheek, III	Chairman of Board; Principal Executive Officer;	September 12 , 2005
/s/ Ben. F. Cheek, IV * Ben F. Cheek. IV	Vice Chairman	September 12 , 2005

/s/ Virginia C. Herring * Virginia C. Herring	President	September 12 , 2005

/a/ A. Roger Guimond * A. Roger Guimond	Executive Vice President Principal Financial Officer Principal Accounting Officer Director	September 12 , 2005

/s/ John G. Sample, Jr. * John G. Sample, Jr.	Director	September 12 , 2005

/s/ Dean Scarborough * Dean Scarborough	Director	September 12 , 2005

/s/ Jack D. Stovall * Jack D. Stovall	Director	September 12 , 2005

/s/ Robert E. Thompson * Robert E. Thompson	Director	September 12 , 2005

Keith Watson * Keith Watson	Director	September 12 , 2005

* By /s/ Ben F. Cheek, III Ben F. Cheek, III	Attorney in Fact

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EXHIBIT INDEX

5.	Opinion of Counsel.

12.	Ratio of Earnings to Fixed Charges

23.	(a)	Consent of Independent Registered Public Accounting Firm.
	(b)	Consent of Counsel (included in Exhibit 5).